UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2022

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES PROFIT FOR THE FOURTH QUARTER 2021 OF $20.1 MILLION, OR $0.54 PER SHARE

FULL-YEAR 2021 PROFIT OF $62.7 MILLION, OR $1.62 PER SHARE

PANAMA CITY, REPUBLIC OF PANAMA, February 22, 2022

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Fourth Quarter (“4Q21”) and Full-Year (“FY21”) ended December 31, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	4Q21	3Q21	4Q20	2021	2020
Key Income Statement Highlights
Net Interest Income ("NII")	$24.8	$22.1	$22.3	$86.8	$92.5
Fees and commissions, net	$6.2	$4.8	$2.8	$18.3	$10.4
(Loss) gain on financial instruments, net	$(1.3)	$(0.1)	$(0.1)	$(1.3)	$(4.8)
Other income, net	$0.1	$0.1	$0.2	$0.4	$1.1
Total revenues	$29.8	$26.8	$25.3	$104.2	$99.2
(Provision for) reversal of credit losses	$(0.2)	$(0.8)	$0.3	$(2.3)	$1.5
Gain on non-financial assets, net	$0.7	$0.0	$0.3	$0.7	$0.3
Operating expenses	$(10.3)	$(10.3)	$(10.2)	$(39.9)	$(37.3)
Profit for the period	$20.1	$15.7	$15.7	$62.7	$63.6
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.54	$0.41	$0.40	$1.62	$1.60
Return on Average Equity (“ROAE”) (2)	7.9%	6.1%	6.1%	6.1%	6.2%
Return on Average Assets (“ROAA”)	1.1%	0.9%	1.0%	0.9%	1.0%
Net Interest Margin ("NIM") (3)	1.42%	1.33%	1.37%	1.32%	1.41%
Net Interest Spread ("NIS") (4)	1.26%	1.17%	1.17%	1.15%	1.13%
Efficiency Ratio (5)	34.6%	38.5%	40.2%	38.3%	37.6%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$7,365	$6,956	$5,946	$7,365	$5,946
Commercial Portfolio (7)	$6,540	$6,188	$5,551	$6,540	$5,551
Investment Portfolio	$825	$768	$395	$825	$395
Total assets	$8,038	$6,977	$6,289	$8,038	$6,289
Total equity	$992	$1,013	$1,038	$992	$1,038
Market capitalization (8)	$601	$667	$628	$601	$628
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	19.1%	21.3%	26.0%	19.1%	26.0%
Capital Adequacy Ratio (Regulatory) (10)	15.6%	16.9%	20.2%	15.6%	20.2%
Total assets / Total equity (times)	8.1	6.9	6.1	8.1	6.1
Liquid Assets / Total Assets (11)	17.5%	11.9%	16.7%	17.5%	16.7%
Credit-impaired loans to Loan Portfolio (12)	0.2%	0.2%	0.2%	0.2%	0.2%
Total allowance for losses to Credit Portfolio (13)	0.6%	0.7%	0.7%	0.6%	0.7%
Total allowance for losses to credit-impaired loans (times) (13)	4.4	4.4	4.2	4.4	4.2

BUSINESS HIGHLIGHTS

•	Bladex’s Profit for 4Q21 totaled $20.1 million (+28% QoQ; +27% YoY), as Net Interest Income (“NII”) and fee income improved, and operating expenses remained relatively stable.

•	The Bank’s Profit for FY21 reached $62.7 million, nearly stable versus FY20 (-1% YoY), as higher top-line revenues (up 5% YoY) from net positive effect in volumes, and increased fee income generation (+76% YoY), nearly offset the impact of lower market rates, higher credit provision charges mainly associated to the Bank’s credit growth, and increased operating expenses back to pre-pandemic levels.

•	NII continued its quarterly growth trend, up 12% QoQ and 11% YoY, to $24.8 million for 4Q21, mainly driven by an improved portfolio mix with higher average lending and investment volumes and higher lending spreads. FY21 NII was down 6% YoY due to the net rate effect of lower market base rates on the Bank’s assets and liabilities, partly offset by higher average credit portfolio balances and improved interest-earning assets mix.

•	Fees and commissions income increased 31% QoQ and 123% to $6.2 million in 4Q21, and up 76% YoY to $18.3 million for FY21, due to the improved activity in its transaction-based structuring and syndications business and sustained results in the Bank’s letters of credit business.

•	The Bank’s Credit Portfolio continued its quarterly growth trend (+6% QoQ and +24% YoY) to reach $7.4 billion as of December 31, 2021, propelled by higher lending origination (+29% QoQ; +80% YoY) and a threefold YoY increase in its portfolio of credit investment securities to complement the Bank’s lending business.

•	The solid Commercial Portfolio’s growth trend, reaching $6.5 billion at 4Q21 (+6% QoQ; +18% YoY), remained centered on diversification across the Region and high-quality borrowers, evidenced by the successful collection of all scheduled loan maturities, as well as the short-term nature of its business (75% maturing in less than a year).

•	Bladex’s asset quality remained pristine with credit-impaired loans (“NPLs”) unchanged at $11 million or 0.2% of total Loan Portfolio as of December 31, 2021. Credits categorized as Stage 2 under IFRS 9 (with increased risk since origination) represented 2% of total credits, down from 3% and 6% a quarter and year ago, respectively, with the remaining 98% categorized as Stage 1 or low-risk credits.

•	As of December 31, 2021, the total allowance for credit losses increased to $47.1 million, representing 4.4 times NPL balances. Provision for credit losses of $2.3 million in FY21 was mostly associated to the Bank’s credit growth.

•	Bladex´s liquidity position stood at $1.4 billion, or 17% of total assets as of December 31, 2021, led by its resilient level of deposits and well diversified funding structure, favoring its ample access to capital markets.

•	As of December 31, 2021, the Bank´s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 19.1% and a Regulatory Capital Adequacy Ratio of 15.6%. Equity levels were down (-2% QoQ; -4% YoY) mainly due to the completion of the Bank’s open market stock repurchase program for a total of $60 million, under which 3.6 million shares were repurchased at a volume-weighted average price per share of $16.86, since its launching in mid-May of 2021.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “Fourth quarter results have been the best since the onset of the pandemic. Top-line revenues were positively impacted by higher lending spreads and volumes, coupled with a solid performance in fee income, having consolidated the reactivation of our syndication business with two new structured transactions closed during the quarter and a record-year performance in our letters of credit business. Meanwhile, operating expenses and credit quality remained under control.”

Mr. Salas added: “Our Credit Portfolio continued its growth trend for the sixth consecutive quarter, as disbursements reached their highest level in more than three years, and the investment portfolio increased by another 10%. Overall, interest-earning assets surpassed pre-pandemic levels by 9%, financed by a stable and well diversified funding base. During the fourth quarter, Bladex successfully completed a new debt placement in the Mexican market for MXN 3,000 million (approximately USD 150 million), which was considerably oversubscribed and followed by a reopening for a similar amount in late January of 2022. The Bank remains very active in the global debt/syndicated and capital markets; with these resources Bladex is well prepared to satisfy the needs of its client base while maintaining a cost-efficient and resilient funding base.”

Mr. Salas concluded: “During the quarter, Bladex completed its open market stock repurchase program for a total of $60 million, through which a total of 3.6 million Class E common shares were repurchased at prevailing market prices. In addition, the Board recently declared a quarterly dividend of $0.25 per share, representing 46% of fourth quarter earnings. Solid capitalization continues to be a fundamental component for the Bank’s future growth opportunities in a post-pandemic environment. Looking ahead, we cautiously believe Bladex is positioned to tackle the current environment, particularly as it relates to raising interest rates both in the U.S. and in the Latin American Region.”

RECENT EVENTS

▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the fourth quarter 2021. The cash dividend will be paid on March 22, 2022, to shareholders registered as of March 7, 2022.

▪	Stock Repurchase Program: On January 4, 2022, the Bank announced the completion of its $60 million common stock repurchase program authorized by the Bank’s Board of Directors and announced on May 5, 2021 (“the Program”), under which 3.6 million shares were repurchased with an approximate volume-weighted average price per share of $16.86.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, February 22, 2022 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 420-1271 in the United States or, if outside the United States, (785) 424-1205. Participants should use conference passcode 52607, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (800) 945-0804 and follow the instructions. The replay passcode is: 52607.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com